Exhibit 99.1

TOWER SEMICONDUCTOR LIMITED
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

TOWER SEMICONDUCTOR LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2023, the consolidated provision for income taxes was $65.3 million comprised of amounts related to Israel, Japan, U.S. and Italy operations, as detailed in Note 19.

We identified management’s determination of the taxable income and its related income tax provision as a critical audit matter because of the significant judgements and estimates management makes related to the charges between the sites located in different tax jurisdictions, the consideration of different tax status in each jurisdiction. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of the income tax provision.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the taxable income allocation and income tax provision included the following, among others:

•
We obtained the taxable income allocation used in calculating the income tax provision and tested that the taxable income allocation between Israel and corporate operations and the other subsidiaries is appropriate based on the specified services and margins determined in the Company's transfer pricing studies.

•	We tested the effectiveness of controls over the Company’s process to allocate its taxable income between the different subsidiaries based on the Company's transfer pricing studies.

•	We read and evaluated management’s documentation, including information obtained by management from external tax specialists that detailed the basis of the uncertain tax positions.

•	With the assistance of our income tax specialists, we evaluated:

•
The appropriateness of the transfer pricing analysis, including the transfer pricing methods and profit level indicators and ranges provided within the transfer pricing studies conducted by the Company’s external tax specialists.

•	The appropriateness of the transfer pricing methodology implemented by management as provided in the transfer pricing studies.

•	The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•

The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in The Deloitte Global Network

Tel Aviv, Israel
February 29, 2024

We have served as the Company's auditor since 1993.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of
	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$260,664	$340,759
Short-term deposits	790,823	495,359
Marketable securities (*)	184,960	169,694
Trade accounts receivable	154,067	152,935
Inventories	282,688	302,108
Other current assets	35,956	34,319
Total current assets	1,709,158	1,495,174
LONG-TERM INVESTMENTS	8,452	8,796
PROPERTY AND EQUIPMENT, NET	1,155,929	962,258
INTANGIBLE ASSETS, NET	5,115	7,031
GOODWILL	7,000	7,000
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	32,863	67,349
TOTAL ASSETS	$2,918,517	$2,547,608
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$58,952	$62,275
Trade accounts payable	139,128	150,930
Deferred revenue and customers' advances	18,418	38,911
Employee related liabilities	51,054	58,920
Other current liabilities	9,286	76,352
Total current liabilities	276,838	387,388
LONG-TERM DEBT	172,611	210,069
LONG-TERM CUSTOMERS' ADVANCES	25,710	40,893
EMPLOYEE RELATED LIABILITIES	6,098	7,711
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	10,221	13,006
TOTAL LIABILITIES	491,478	659,067
Ordinary shares of NIS 15 par value:	443,631	440,150
150,000 authorized as of December 31, 2023 and 2022
110,912 and 110,825 issued and outstanding, respectively, as of December 31, 2023
110,041 and 109,954 issued and outstanding, respectively, as of December 31, 2022
Additional paid-in capital	1,380,917	1,384,398
Cumulative stock based compensation	202,343	174,121
Accumulated other comprehensive loss	(52,935)	(47,537)
Retained earnings (accumulated deficit)	467,615	(50,879)
	2,441,571	1,900,253
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	2,432,499	1,891,181
Non-controlling interest	(5,460)	(2,640)
TOTAL SHAREHOLDERS' EQUITY	2,427,039	1,888,541

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,918,517	$2,547,608

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $188,826 and $181,247 as of December 31, 2023 and December 31, 2022, respectively, is presented net of an immaterial allowance for credit losses.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2023	2022	2021
REVENUES	$1,422,680	$1,677,614	$1,508,166
COST OF REVENUES	1,069,161	1,211,306	1,179,048
GROSS PROFIT	353,519	466,308	329,118
OPERATING COSTS AND EXPENSES:
Research and development	79,808	83,911	85,386
Marketing, general and administrative	72,454	80,282	77,221
Restructuring gain from sale of machinery and equipment, net	(52,168)	(20,243)	-
Restructuring expense	19,662	10,684	-
Merger-contract termination fee, net	(313,501)	-	-
	(193,745)	154,634	162,607

OPERATING PROFIT	547,264	311,674	166,511
FINANCING INCOME (EXPENSE), NET	30,531	(12,767)	(12,873)
OTHER INCOME (EXPENSE), NET	7,047	(6,934)	1,461
PROFIT BEFORE INCOME TAX	584,842	291,973	155,099
INCOME TAX EXPENSE, NET	(65,312)	(25,502)	(1,024)
NET PROFIT	519,530	266,471	154,075
Net income attributable to non-controlling interest	(1,036)	(1,902)	(4,063)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$518,494	$264,569	$150,012
BASIC EARNINGS PER SHARE
Earnings per share	$4.70	$2.42	$1.39
Weighted average number of shares	110,289	109,349	108,279
DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$4.66	$2.39	$1.37
Net profit used for diluted earnings per share	518,494	$264,569	$150,012
Weighted average number of ordinary shares outstanding
used for diluted earnings per share	111,216	110,754	109,798

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2023	2022	2021
Net profit	$519,530	$266,471	$154,075
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(15,761)	(27,595)	(18,995)
Change in employees plan assets and benefit obligations, net of taxes	(222)	(938)	709
Unrealized gain (loss) on derivatives and marketable securities	4,769	(690)	(859)
Comprehensive income	508,316	237,248	134,930
Comprehensive loss attributable to non-controlling interest	4,780	7,667	3,708
Comprehensive income attributable to the Company	$513,096	$244,915	$138,638

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign	Retained
	Ordinary	Ordinary	Additional		other	currency	earnings			Non
	shares	shares	paid-in	Unearned	comprehensive	translation	(accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	deficit)	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2021	108,010	$430,996	$1,393,095	$124,762	$(262)	$(16,247)	$(465,460)	$(9,072)		$(2,910)	$1,454,902
Changes during the year ended December 31, 2021:
Exercise of options and RSUs	960	4,457	(4,044)								413
Employee stock-based compensation				25,144							25,144
Other comprehensive income:
Profit							150,012		$150,012	4,063	154,075
Foreign currency translation adjustments						(11,224)			(11,224)	(7,771)	(18,995)
Change in employees plan assets and benefit obligations					709				709		709
Unrealized loss on derivatives and marketable securities					(859)				(859)		(859)
Comprehensive income									$138,638
BALANCE AS OF DECEMBER 31, 2021	108,970	435,453	1,389,051	149,906	(412)	(27,471)	(315,448)	(9,072)		(6,618)	1,615,389

Changes during the year ended December 31, 2022:
Proceeds from an investment in a subsidiary										11,645	11,645
Exercise of options and RSUs	1,071	4,697	(4,653)								44
Employee stock-based compensation				24,215							24,215
Other comprehensive income:
Profit							264,569		$264,569	1,902	266,471
Foreign currency translation adjustments						(18,026)			(18,026)	(9,569)	(27,595)
Change in employees plan assets and benefit obligations					(938)				(938)		(938)
Unrealized loss on derivatives and marketable securities					(690)				(690)		(690)
Comprehensive income									$244,915
BALANCE AS OF DECEMBER 31, 2022	110,041	440,150	1,384,398	174,121	(2,040)	(45,497)	(50,879)	(9,072)		(2,640)	1,888,541

Changes during the year ended December 31, 2023:
Proceeds from an investment in a subsidiary										1,960	1,960
Exercise of options and RSUs	871	3,481	(3,481)								--
Employee stock-based compensation				28,222							28,222
Other comprehensive income:
Profit							518,494		$518,494	1,036	519,530
Foreign currency translation adjustments						(9,945)			(9,945)	(5,816)	(15,761)
Change in employees plan assets and benefit obligations					(222)				(222)		(222)
Unrealized gain on derivatives and marketable securities					4,769				4,769		4,769
Comprehensive income									$513,096
BALANCE AS OF DECEMBER 31, 2023	110,912	$443,631	$1,380,917	$202,343	$2,507	$(55,442)	$467,615	$(9,072)		$(5,460)	$2,427,039

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2023	110,825

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2023	2022	2021
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$519,530	$266,471	$154,075
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	258,021	292,638	270,710
Effect of exchange rate differences and fair value adjustment	(1,632)	10,362	1,138
Other expense (income), net	(7,047)	6,934	(1,461)
Changes in assets and liabilities:
Trade accounts receivable	(3,160)	(15,232)	14,335
Other current assets	(9,541)	20,427	(26,731)
Inventories	8,682	(77,891)	(44,192)
Trade accounts payable	(8,254)	(20,893)	(25,004)
Deferred revenue and customers' advances	(35,676)	(30,069)	74,524
Employee related liabilities and other current liabilities	(70,163)	61,033	16,850
Long-term employee related liabilities	(1,210)	2,956	(2,681)
Deferred tax, net and other long-term liabilities	27,011	13,084	(10,270)
Net cash provided by operating activities	676,561	529,820	421,293
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(444,502)	(366,403)	(313,808)
Proceeds related to sale and disposal of property and equipment	12,318	152,866	34,548
Proceeds from investment realization	12,458	2,574	-
Investments in other assets	(605)	(1,037)	(1,792)
Deposits and marketable securities, net	(300,516)	(117,448)	(57,892)
Net cash used in investing activities	(720,847)	(329,448)	(338,944)
CASH FLOWS - FINANCING ACTIVITIES
Proceeds from an investment in a subsidiary	1,932	11,685	-
Exercise of options, net	-	44	458
Proceeds from loans	24,180	-	96,143
Loans repayment	-	-	(97,174)
Principal payments on account of capital lease obligation	(38,033)	(38,536)	(35,391)
Debentures repayment	(18,493)	(39,843)	(40,893)
Net cash used in financing activities	(30,414)	(66,650)	(76,857)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(5,395)	(3,893)	(6,245)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(80,095)	129,829	(753)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	340,759	210,930	211,683
CASH AND CASH EQUIVALENTS - END OF PERIOD	$260,664	$340,759	$210,930

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2023	2022	2021
NON-CASH ACTIVITIES:
Investments in property and equipment	$164,667	$169,376	$	$ 65,634
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$30,475	$12,358	$	$ 5,590
Cash paid during the period for interest	$4,519	$4,458	$	$ 4,561
Cash paid for income taxes, net during the period	$12,739	$12,802	$	$ 8,288

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 1: DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc., an independent semiconductor foundry (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. ( (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which operated three semiconductor facilities located in Tonami, Uozu and Arai (one of which, the Arai facility, ceased its operations in June 2022, (see Note 14B2), in Hokuriku Japan. The other 49% of TPSCo’s shares are held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”); and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated during 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) according to which TSIT will share a new 300 mm facility with ST in Agrate, Italy. TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at said facility (see Note 14E).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a leading global analog foundry of high value semiconductor solutions, providing technology, development and process platforms for integrated circuits (ICs) in growing markets offering a broad range of customizable process technologies including: SiGe, SiPho, mixed signal CMOS, RF CMOS, CMOS image sensor, non-imaging sensors and integrated power management. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capabilities for its customers, as of December 31, 2023, the Company owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan through TPSCo (one 200mm and one 300mm), is sharing clean room and capacity in a 300mm facility in Italy with ST, and has signed a contract to establish a capacity corridor in Intel Corporation’s (“Intel”) 300mm facility in New Mexico, USA (see Note 14F).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

On February 15, 2022, Intel and Tower announced the signing of a definitive agreement under which Intel was to acquire all of Tower’s outstanding ordinary shares for cash consideration of $53 per share, however, the closing conditions for this transaction were not met since certain regulatory approvals were not received, hence, on August 16, 2023, Intel and Tower announced the termination of this agreement. Pursuant to the terms of the agreement, and in connection with the termination, Intel paid Tower a termination fee of $353,000, which is presented, net of associated fees, in a separate line within the statement of operations for the year ended December 31, 2023 in the amount of $313,501.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C. Principals of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

D. Reclassifications

Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

E. Cash and Cash Equivalents

Cash and cash equivalents consist of cash, highly liquid bank deposits and money market funds readily convertible to known amounts of cash with original maturities of three months or less as of the date of its purchase.

F.  Short Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost, including accrued interest, which approximates their fair value.

G. Marketable Securities

The Company accounts for its investments in grade debt securities in accordance with ASC 320 "Investments - Debt Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as "available-for-sale", as the Company intends to hold them for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity, mix of the Company’s assets and liabilities, liquidity needs and other similar factors. Securities classified as available for sale are measured at fair value, based on quoted market prices or independent pricing services valuation. Gains and losses are recognized on a specific identification basis, in the Company's consolidated statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

G. Marketable Securities (continued)

Unrealized gains and losses are recorded in (i) the statement of other comprehensive income in periods the Company has no specific need and/or plan to use cash by selling such securities, or (ii) in the statement of operations as financing expense (income) in periods the Company has a specific need and/or intends to sell such securities.

The Company assessed the available-for-sales debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326, "Financial Instruments - Credit Losses".

Allowance for credit losses is recognized as a charge in financing income (expense), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in shareholders' equity.

The Company concluded that the current expected credit losses on its available-for-sale investment portfolio were immaterial.

H. Trade Accounts Receivable - Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for such estimated expected losses. The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off using this allowance when it is probable that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $4,790 and $3,460 as of December 31, 2023 and 2022, respectively.

I.  Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company writes-down the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at cost including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present stage.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

J.  Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect to measure those investments at fair value or at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations. See also Note 2M below.

K. Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment, and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing, and installing facilities and equipment, as well as technology transfer.

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

•	Buildings and building improvements, including facility infrastructure: 10-25 years
•	Machinery and equipment, software and hardware: 3-15 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2M below.

Property and equipment also include assets under capital leases, which are depreciated according to their applicable useful life.

L. Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition. Intangible assets are amortized over the expected estimated economic life commonly used in the industry. Goodwill is not amortized and subject to impairment testing. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in Note 2M below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M. Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2023, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to exceed it. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2023, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

Investments in privately held companies accounted for using the Measurement Alternative are subject to periodic impairment reviews. Based on ASC 321-10-35-3, the Company’s impairment analysis considers qualitative factors to evaluate whether the investment is impaired. As of December 31, 2023, no impairments were recorded.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N. Leases

The Company recognize a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the terms of lease contracts. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 11D and 11E.

O. Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers“ when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to a much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. Most of the Company’s sales are achieved through the effort of its direct sales and business development force.

Wafer sales typically contain a single performance obligation that is fulfilled on the date of delivery and recognized at a point in time, which is upon shipment of the Company’s products to unaffiliated customers, depending on shipping terms stipulated in the contract. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of relevant events, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition occurs over time when customers receive the services.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P.  Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset from research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met. As of December 31, 2023, the grants receivable amount was immaterial.

Q. Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates under applicable law effective for the year in which the differences are expected to reverse as of the balance sheet date. Deferred tax assets and liabilities, as well as any related valuation allowance, are classified as noncurrent items on the balance sheets.

The Company evaluates the potential realization of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and deferred tax assets and projected future taxable income.

A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on all available evidence.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Q. Income Taxes (continued)

In December 2021, the OECD released Pillar Two model rules imposing on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in every jurisdiction in which they operate. As of January 1, 2024, the rules have been enacted or partially enacted in certain jurisdictions in which the Company operates. The Company is studying the rules and its potential impact on its future consolidated financial statements and tax payments, including the rules’ transitional safe harbors, which may enable to postpone the application of the rules to the Company until after January 1, 2026.

R. Earnings per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

S. Comprehensive Income

In accordance with ASC 220 “Comprehensive Income”, comprehensive income represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net profit.

T.  Functional Currency and Exchange Rate Results

The currency of the primary economic environment in which Tower, TSSA, TSNB and TSIT conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statements of operations of TPSCo have been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

U. Stock-based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards (mostly restricted stock units and performance unit shares) are recognized based on the grant-date fair values.

The compensation costs are recognized using the graded vesting attribution method based on the vesting terms of each unit included in the award resulting in an accelerated recognition of compensation costs.

V. Fair Value Measurements of Financial Instruments

ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying value of the Company’s bank deposits, account receivables, payables and accrued liabilities, approximate their current fair values in accordance with their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investments in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

W. Derivatives and Hedging

In accordance with ASC Topic 815, Derivative and Hedging ("ASC 815"), the Company recognizes all its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the derivative's gain or loss is initially reported as a component of OCI and is subsequently reclassified into earnings when the hedged exposure affects earnings, in the same line item as the underlying hedged item on the consolidated statements of earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are classified in the same categories as the cash flows from the respective hedged items.

X. Recently Adopted Accounting Pronouncements

The Company did not adopt any new standards or updates issued by the Financial Accounting Standards Board (“FASB”) during the fiscal year of 2023 that had a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

Y. Recently Issued Accounting Pronouncements Not Yet Adopted

On December 23, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09— Income taxes (topic 740): improvements to income tax disclosures.

Rate reconciliation:

The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). Specifically, public business entities are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts.

Income Taxes Paid:

The amendments in this Update require that all entities disclose on an annual basis the following information about income taxes paid: (1) The amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and (2) The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Y. Recently Issued Accounting Pronouncements Not Yet Adopted (continued)

Other Disclosures:

The amendments in this Update require that all entities disclose the following information: (1) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and (2) income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The amendments in this Update eliminate the requirement for all entities to (A) disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or (B) make a statement that an estimate of the range cannot be made. The amendments in this Update remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. The amendments in this Update replace the term public entity as currently used in Topic 740 with the term public business entity as defined in the Master Glossary of the Codification.

The amendments should be effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

NOTE 3: INVENTORIES

Inventories consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Raw materials	$145,894	$158,763
Work in process	116,698	116,553
Finished goods	20,096	26,792
	$282,688	$302,108

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $8,327 and $8,192 as of December 31, 2023 and 2022, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 4: OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Direct and indirect tax receivables	$22,892	$21,902
Prepaid expenses	11,097	9,783
Receivables from hedging transactions - see Notes 10, 12A and 12D	1,894	1,685
Other receivables	73	949
	$35,956	$34,319

NOTE 5: LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Investments in privately held companies	$6,780	$6,720
Severance-pay funds	1,672	2,076
	$8,452	$8,796

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2023 and 2022:

Details	2023	2022
Original cost: (*)
Land and buildings, including facility infrastructure	$429,191	$429,277
Machinery and equipment	3,977,381	3,576,824
	4,406,572	4,006,101
Accumulated depreciation:
Buildings, including facility infrastructure	(291,684)	(279,408)
Machinery and equipment	(2,958,959)	(2,764,435)
	(3,250,643)	(3,043,843)
	$1,155,929	$962,258

(*) Original cost includes ROU assets under capital lease in the amount of $204,230 and $223,716 as of December 31, 2023 and 2022, respectively. The depreciation expense of such assets amounted to $18,307 and $14,215 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the original cost of land, buildings, machinery and equipment was presented net of investment grants, in the aggregate amount of approximately $285,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 7: INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2023:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(29,394)	$4,106
Technologies	10-20	6,700	(5,691)	1,009
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(37,685)	$5,115

Intangible assets consist of the following as of December 31, 2022:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(28,105)	$5,395
Technologies	10-20	6,692	(5,180)	1,512
Customer relationships	15	2,600	(2,476)	124
Total identifiable intangible assets		$42,792	$(35,761)	$7,031

NOTE 8: DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following as of December 31, 2023 and 2022:
Details	2023	2022
Long-term prepaid expenses	$18,598	$21,395
ROU - assets under operating leases	9,762	10,355
Prepaid long-term land lease, net	2,693	2,812
Deferred tax asset (see Note 19)	1,810	32,787
	$32,863	$67,349

NOTE 9: OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2023 and 2022:
Details	2023	2022
Tax payables	$7,400	$7,953
Hedging transactions related payables	500	6,947
Interest payable on debt	286	253
Proceeds on account of machinery and equipment to be sold in relation to restructuring (see also note 14B2)	-	60,121
Others	1,100	1,078
	$9,286	$76,352

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 10:  LONG-TERM DEBT - SERIES G DEBENTURES

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures were payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carried an annual interest rate of 2.79%. The principal and interest amounts were denominated in NIS and were not linked to any index or to any other currency. The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate changes’ impact on the principal and interest using a cross-currency swap.

As of March 31, 2023, the Series G Debentures were fully redeemed.

NOTE 11:  LONG-TERM DEBT - OTHERS

A. Composition

As of December 31, 2023 and 2022:

Details	2023	2022
Long-term JPY loans - principal amount - see Notes 11B and 11C below	$102,491	$83,368
Capital leases and other long-term liabilities - see Note 11D below	119,310	159,656
Operating leases - see Note 11E below	9,762	10,355
Less - current maturities	(58,952)	(43,310)
	$172,611	$210,069

B. Repayment Schedule of Long-term JPY Loans

As of December 31, 2023:

Details	Interest Rate	2024	2025	2026	2027	Total
Long-term 2021 JPY loan	1.95%	$11,108	$22,215	$22,215	$22,215	$77,753
Long-term 2023 JPY loan	1.95%	3,534	7,068	7,068	7,068	24,738
Total long-term JPY loans		$14,642	$29,283	$29,283	$29,283	$102,491

C. Long-term JPY Loans

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $78,000 as of December 31, 2023) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT lease Co. Ltd. (“2021 JPY Loan”). The 2021 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 11:  LONG-TERM DEBT – OTHERS (continued)

C. Long-term JPY Loans (continued)

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $25,000 as of December 31, 2023) term loan (“2023 JPY Loan”). The 2023 JPY Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan is secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

The 2021 JPY Loan and 2023 JPY Loan contain certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JPY Loans are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2023, TPSCo maintained compliance with all of the financial covenants under the 2021 JPY Loan and 2023 JPY Loan.

D. Capital Lease Agreements and Other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements are denominated in JPY and contain annual interest rates of approximately 2%, and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements (see also Note 14B).

TPSCo leases its facility buildings in Japan from NTCJ under a long-term capital lease with a term through at least March 2032.

As of December 31, 2023 and 2022, the Company’s total outstanding capital lease liabilities for fixed assets were $118,272 and $158,114, respectively, of which $40,330 and $39,610, respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2023:

Fiscal Year	Amount ($)
2024	$42,786
2025	28,468
2026	26,442
2027	7,178
2028	4,559
2029 and on	14,817
Total	124,250
Less - imputed interest	(4,940)
Total	$119,310

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 11:  LONG-TERM DEBT - OTHERS (continued)

E. Operating Lease Agreements

The Company enters into operating leases from time to time for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2023, 2022 and 2021 was $4,807, $5,867 and $7,535, respectively. During 2023, cash paid for operating lease liabilities was $4,516.

The following presents the composition of operating leases in the balance sheets:

Details	Classification in the Consolidated Balance Sheets	December 31, 2023	December 31, 2022
ROU - assets under operating leases	Deferred tax and other long-term assets, net	$9,762	$10,355
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$3,450	$3,171
Long-term operating lease liabilities	Long-term debt	6,312	7,184
Total operating lease liabilities		$9,762	$10,355
Weighted average remaining lease term (years)		3.3	4.3
Weighted average discount rate		1.94%	1.94%

The following presents the maturity presentation of operating lease liabilities as of December 31, 2023:

Fiscal Year	Amount ($)
2024	$3,511
2025	3,197
2026	2,539
2027	707
Total	9,954
Less - imputed interest	(192)
Total	$9,762

F.  Wells Fargo Credit Line

TSNB was engaged in prior years in an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a secured asset-based revolving credit line in the total amount of up to $70,000. The Company did not wish to extend the credit line agreement for an additional term, therefore it expired in September 2023 according to its term.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

The Company formally designates qualifying derivatives as hedge relationships (“hedges”) and applies hedge accounting when considered appropriate. The Company does not use derivative financial instruments for trading or speculative purposes.

A. Exchange Rate Transactions

As the functional currency of Tower is the USD and a portion of Tower’s expenses are denominated in NIS, Tower enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses. In 2023, the exchange rate transaction-related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently upon maturity reclassified into the statement of operations at the same time that the hedged item’s exposure results are recorded in the statement of operations.

As of December 31, 2023, the fair value amounts of such exchange rate agreements were $1,894 in an asset position, presented in other current assets with a face value of $156,000. As of December 31, 2022, the fair value amounts of such exchange rate agreements were $3,805 in a liability position, presented in other current liabilities with a face value of $157,000.

As the functional currency of the Company is the USD and a portion of TPSCo revenues and expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. The related derivatives were accounted for as cash flow hedges resulting in gain or loss initially reported as a component of OCI and subsequently reclassified into the statement of operations at the same time that the hedged item’s exposure results are recorded in the statement of operations.

As of December 31, 2023, and 2022, the fair value amounts of such exchange rate agreements were $500 and $3,142, respectively, in a liability position, presented in other current liabilities and with a face value of $204,000 and $217,000, respectively.

Losses reclassified from other comprehensive income into net loss recognized in the Company’s consolidated statement of operations for the year ended December 31, 2023 were $5,153.

Losses reclassified from other comprehensive income into net loss recognized in in the Company’s consolidated statements of operations for the year ended December 31, 2022 were $36,857.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

B. Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivatives, trade receivables and government and other receivables. The Company’s cash, deposits, marketable securities and derivatives are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivables and marketable securities. The Company performs ongoing credit evaluations of its customers and marketable securities.

C. Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures, do not materially differ from their respective carrying amounts as of December 31, 2023 and 2022.

The fair value of debentures, based on quoted market prices as of December 31, 2022, was approximately $19,000, same as their carrying amounts as of that date. As of March 31, 2023, the Series G Debentures were fully redeemed.

D. Designated Cash Flow Hedge Transactions

The Company entered into designated cash flow hedging transactions using a cross-currency swap to mitigate the foreign exchange rate changes’ impact on principal and interest arising from the Series G Debentures’ denomination in NIS.

As of December 31, 2022, the fair value of the swap was $1,685 in an asset net position and was presented in other current assets. The effective portions of $16 loss were recorded in OCI and recorded in earnings during the first three months of 2023.

For the year ended December 31, 2022, the hedging effect of the swap on the Company’s results of operations was a loss of $5,966, and was recognized as a financing loss, to offset the effect of the rate difference related to the Series G Debentures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

E. Fair Value Measurements

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 1 Measurements

Securities classified as available-for-sale are reported at fair value on a recurring basis. These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. Changes in fair value of securities available-for-sale are recorded in other comprehensive income.

Level 2 Measurements

If quoted market prices are not available, or the prices of securities are derived from various sources, and do not necessarily represent the prices at which these securities could have been bought or sold, the Company obtains fair value measurements of these securities or of similar assets and liabilities from an independent pricing service. These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

For cross-currency swap and derivatives measured under Level 2, the Company uses the market approach using quotations from banks and other public information.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

E. Fair Value Measurements (continued)

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2J). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2023, the Company did not record significant changes to the carrying value of such investments, and for the year ended December 31, 2022, the Company recorded a decrease of $6,978 in the carrying value of such investments, presented in other income (expense), net in the statements of operations.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2023	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	6,780	-	-	6,780
Marketable securities held for sale	184,960	-	184,960	-
Foreign exchange forward and cylinders - net asset position	1,394	-	1,394	-
	$193,134	$-	$186,354	$6,780

Details	December 31, 2022	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$1,685	$-	$1,685	$-
Privately held companies	6,720	-	-	6,720
Marketable securities held for sale	169,694	-	169,694	-
Foreign exchange forward and cylinders - net liability position	(6,947)	-	(6,947)	-
	$171,152	$-	$164,432	$6,720

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

F.  Short-Term Deposits and Marketable Securities

Deposits and marketable securities as of December 31, 2023 included short-term deposits in the amount of $790,823 and marketable securities with applicable accrued interest in the amount of $184,960; as of December 31, 2022, deposits and marketable securities included short-term deposits in the amount of $495,359 and marketable securities with applicable accrued interest in the amount of $169,694.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2023:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$166,356	$2,015	$(7,117)	$161,254
Government bonds	22,470	73	(87)	22,456
	$188,826	$2,088	$(7,204)	$183,710

* Excluding accrued interest of $1,250.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2023, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$31,075	$30,938
Due within 2-5 years	134,256	130,271
Due after 5 years	23,495	22,501
	$188,826	$183,710

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2022:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$158,089	$535	$(11,656)	$146,968
Government bonds	22,686	-	(1,130)	21,556
Municipal bonds	472	-	(8)	464
	$181,247	$535	$(12,794)	$168,988

* Excluding accrued interest of $706.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

F. Short-Term Deposits and Marketable Securities (continued)

The scheduled maturities of available-for-sale marketable securities as of December 31, 2022, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$78,855	$75,365
Due within 2-5 years	98,034	89,943
Due after 5 years	4,358	3,680
	$181,247	$168,988

Investments with continuous unrealized losses for less than twelve months and for twelve months or more and their related fair values as of December 31, 2023 and December 31, 2022, were as indicated in the following tables:

	December 31, 2023
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$49,843	$(3,073)	$67,167	$(4,044)	$117,010	$(7,117)
Government bonds	3,299	(2)	5,404	(85)	8,703	(87)
Total	$53,142	$(3,075)	$72,571	$(4,129)	$125,713	$(7,204)

	December 31, 2022
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$57,388	$(3,160)	$87,065	$(8,496)	$144,453	$(11,656)
Government bonds	11,193	(319)	10,363	(811)	21,556	(1,130)
Municipal bonds	-	-	464	(8)	464	(8)
Total	$68,581	$(3,479)	$97,892	$(9,315)	$166,473	$(12,794)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES

A. Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,752, $6,269 and $5,941 for 2023, 2022 and 2021, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees who elected to join the plan through which TPSCo contributed approximately 8.2% in 2023, 8.5% in 2022 and 7.7% in 2021, with employee average match of 0.7% of employee base salary to the DC Plan. Other employees may elect to get the contribution in cash. The contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted to third party benefit funds based on employee preference. Total payments for retirement in 2023, 2022 and 2021 amounted to $4,266, $4,838 and $5,331 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans

The following information provides the changes in 2023, 2022 and 2021 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Net periodic benefit cost:
Service cost	$2	$4	$5
Interest cost	71	57	52
Amortization of prior service costs	-	-	-
Amortization of net gain	(282)	(157)	(179)
Total net periodic benefit cost	$(209)	$(96)	$(122)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net gain for the period	(195)	(515)	(23)
Amortization of prior service costs	-	-	-
Amortization of net gain	282	157	179
Total recognized in other comprehensive income	$87	$(358)	$156
Total recognized in net periodic benefit cost and other comprehensive income	$(122)	$(454)	$34
Weighted average assumptions used:
Discount rate	5.10%	3.00%	2.80%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	7.30%/9.25%	6.00%/8.50%	6.00%/6.50%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	7.30%/8.30%	6.00%/6.40%	6.00%/6.50%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2031/2031	2031/2031	2029/2029
Measurement date	December 31, 2023	December 31, 2022	December 31, 2021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,454	$1,912	$1,882
Service cost	2	4	5
Interest cost	71	57	52
Benefits paid	(13)	(4)	(4)
Change in medical plan provisions	-	-	-
Actuarial gain, net	(195)	(515)	(23)
Benefit medical plan related obligation end of period	$1,319	$1,454	$1,912
Change in plan assets:
Fair value of plan assets at beginning of period	$-	$-	$-
Employer contribution	13	4	4
Benefits paid	(13)	(4)	(4)
Fair value of plan assets at end of period	$-	$-	$-
Medical plan related net funding	$(1,319)	$(1,454)	$(1,912)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

As of December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Amounts recognized in statement of financial position:
Current liabilities	$(50)	$(59)	$(48)
Non-current liabilities	(1,269)	(1,395)	(1,864)
Net amount recognized	$(1,319)	$(1,454)	$(1,912)
Weighted average assumptions used:
Discount rate	5.00%	5.10%	3.00%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/post-65 Medicare Advantage)	8.20%/11.00%	7.30%/9.25%	5.80%/8.50%
Health care cost trend rate assumed for next year (pre-65/post-65 Non-Medicare Advantage)	8.20%/8.70%	7.30%/8.30%	5.80%/6.20%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.40%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.40%/4.40%
Year the ultimate rate is reached (pre-65/post-65 Medicare Advantage)	2033/2034	2031/2031	2031/2031
Year the ultimate rate is reached (pre-65/post-65 Non-Medicare Advantage)	2033/2033	2031/2031	2031/2031

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2024	$50
2025	61
2026	67
2027	75
2028	79
2029 - 2033	$422

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial gain due to a significant reduction in retirees receiving medical coverage. For the fiscal year ended December 31, 2022, the benefit obligation summed to a net actuarial gain primarily attributable to the discount rate increase as compared to the prior year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

TSNB Pension Plan

TSNB has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

Details	2023	2022	2021
Net periodic benefit cost:
Interest cost	$891	$627	$575
Expected return on plan assets	(1,034)	(778)	(788)
Expected administrative expenses	200	200	100
Amortization of prior service costs	3	3	3
Amortization of net loss	123	-	27
Total net periodic benefit cost	$183	$52	$(83)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net loss (gain) for the period	346	1,545	(1,038)
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain	(123)	-	(27)
Total recognized loss (gain) in other comprehensive income =	$220	$1,542	$(1,068)
Total recognized in net periodic benefit cost (gain) and other comprehensive income	$403	$1,594	$(1,151)
Weighted average assumptions used:
Discount rate	5.10%	2.90%	2.50%
Expected return on plan assets	5.60%	3.10%	3.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2023, 2022 and 2021 are as follows:

Details	2023	2022	2021
Change in benefit obligation:
Benefit obligation at beginning of period	$17,436	$22,081	$23,467
Interest cost	891	627	575
Benefits paid	(963)	(804)	(778)
Change in plan provisions	-	-	-
Actuarial loss (gain)	917	(4,468)	(1,183)
Benefit obligation end of period	$18,281	$17,436	$22,081
Change in plan assets:
Fair value of plan assets at beginning of period	$19,511	$25,750	$25,985
Actual return on plan assets	1,628	(5,211)	616
Employer contribution	-	-	-
Expenses paid	(224)	(224)	(73)
Benefits paid	(962)	(804)	(778)
Fair value of plan assets at end of period	$19,953	$19,511	$25,750
Funded Status	$1,672	$2,075	$3,669
Amounts recognized in statement of financial position:
Non-current assets	$1,672	$2,075	$3,669
Non-current liabilities	-	-	-
Net amount recognized	$1,672	$2,075	$3,669
Weighted average assumptions used:
Discount rate	4.90%	5.10%	2.90%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2024	$1,136
2025	1,225
2026	1,282
2027	1,322
2028	1,346
2029 - 2033	$6,692

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial loss primarily attributable to the discount rate decrease as compared to the prior year and demographic experience during the year. For the fiscal year ended December 31, 2022, the benefit obligation summed to a net actuarial gain primarily attributable to the discount rate increase to 5.10%, as compared to 2.90% in the prior year.

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2023:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,953	$-
Total plan assets at fair value	$-	$19,953	$-

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2022:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,511	$-
Total plan assets at fair value	$-	$19,511	$-

TSNB’s pension plan weighted average asset allocations on December 31, 2023, by asset category are as follows:

Asset Category	December 31, 2023	Target allocation 2024
Equity securities	10%	10%
Debt securities	90%	90%
Total	100%	100%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 13:  EMPLOYEE RELATED LIABILITIES (continued)

B. TSNB Employee Benefit Plans (continued)

TSNB’s primary policy goals regarding the plan’s assets are to (1) provide liquidity to meet the Plan benefit payments and expenses payable from the Plan, (2) offer reasonable probability of achieving growth of assets that will assist in closing the Plan’s funding gap, and (3) manage the Plan’s assets in a liability framework. Plan assets are currently invested in commingled funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 90% debt, or fixed income securities, and 10% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds, and investment decisions are made by TSNB in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

NOTE 14:  COMMITMENTS AND CONTINGENCIES

A. Liens

Loans, and Capital Leases

For liens under TPSCo’s JPY Loans, see Note 11C. For liens under the capital lease agreements, see Note 11D.

B. TPSCo

1. Renewed Contracts

In August 2022, Tower, TPSCo and NTCJ extended certain agreements with respect to TPSCo through March 2027 under certain amended terms, including changes to the commercial pricing for the services provided by TPSCo and enhanced financial support from Tower and NTCJ to TPSCo.

2. Japanese Operations Restructuring

In accordance with agreements signed in 2019, as amended thereafter, between Tower, NTCJ and TPSCo, it was decided to re-organize and re-structure TPSCo’s operations in Japan and maintain operations at the Uozu and Tonami facilities unchanged, while the Arai facility, which provided products solely to NTCJ and did not serve the Company’s customers, would cease operations. The cessation of operations of the Arai facility occurred in June 2022, and during 2022, TPSCo initiated the process of transferring a portion of the machinery and equipment from the Arai facility to the Tonami facility.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES (continued)

B. TPSCo (continued)

The remaining machinery and equipment were sold to third parties. The restructuring process, including the transfer and installation of machinery and equipment in the Tonami facility and the sale of certain equipment, was completed during the first half of 2023 and resulted in total restructuring gain, net from the sale of machinery and equipment of $72,411 as well as total restructuring expenses of $30,346.

For the year ended December 31, 2023, the Company recorded restructuring gain from the sale of machinery and equipment, net, of $52,168 as well as restructuring expense of $19,662.

For the year ended December 31, 2022, the Company recorded restructuring gain from the sale of machinery and equipment, net, of $20,243 as well as restructuring expense of $10,684.

Changes in accruals related to the Arai facility cessation for the year ended December 31, 2023 were as follows:

Details	Asset disposal accrual	Other Restructuring costs accrual
Accrued balance as of January 1, 2022	$2,250	$-
Expenses accrued	-	10,684
Accruals related to assets	521	2,654
Cash payments	(808)	(5,703)
Accrued balance as of December 31, 2022	$1,963	$7,635
Expenses accrued	-	19,662
Accruals related to assets	(1,741)	(7,318)
Cash payments	(222)	(17,852)
Accrued balance as of December 31, 2023	$-	$2,127

C. License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D. TSNB Lease Agreement

TSNB leases its facilities under an operational lease contract that is due to expire in the first quarter of 2027. In amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that TSNB has committed material non-curable breach of the lease that under the lease, may entitle the landlord to terminate the lease. TSNB does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES (continued)

E. Definitive Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST Microelectronics (“ST”) to share under collaborative arrangement a 300mm facility with ST in Agrate, Italy. The parties will share the cleanroom space and the facility infrastructure, with the Company installing its own equipment in one-third of the total space. TSIT and ST will invest in their respective process equipment, and work to accelerate the process flows’ transfer to the facility, product development, qualification and subsequent ramp-up. Operations will continue to be managed by ST. TSIT is currently installing certain tools in the Agrate facility and developing certain processes and technologies that it expects to qualify and ramp-up at said facility.

F. Foundry Agreement with Intel

In September 2023, Tower and Intel signed an agreement under which Tower will have a capacity corridor in Intel’s 300mm facility in New Mexico, USA. Under this agreement, Tower will invest up to $300,000 for equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in this Intel’s facility.

G. Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of product IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15:  SHAREHOLDERS’ EQUITY

A. Description of Ordinary Shares

As of December 31, 2023, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 111 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (continued)

B. Equity Incentive Plans

(1) Tower’s 2013 Share Incentive Plan (the “2013 Plan”)

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company (“2013 Plan”).

Under the 2013 Plan, the Company granted, in 2023 and 2022, a total of 0.80 million restricted stock units (“RSUs”) and 0.61 million RSUs, respectively, to its employees and directors (including the below-described grants to the CEO and directors), with vesting periods of up to three years. Such RSUs amounts noted include performance based RSUs (“PSUs”). The Company determines compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period, taking into consideration achievement, if any, of performance criteria.

During 2023, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) 75.8 thousand time-vested RSUs and 125.0 thousand PSUs, subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these RSUs was approximately $7,537. As was approved by shareholders in 2019, the grant also included a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). The CEO has until May 2024 to accumulate the Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until he accumulates the Minimum Holding, he must retain at least 20% of the vested time-based RSUs granted to him on or after May 2019;

(ii) 8.0 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) 3.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, commencing July 2025, the members of the Board will have to own ordinary shares of the Company at a minimum value that equals at least 50% of their annual base fee and the Chairman will have to own ordinary shares of the Company at a minimum value that equals at least 50% of his annual cash compensation (the “BOD Minimum Holding”). The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to him/her on or after July 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (continued)

B. Equity Incentive Plans (continued)

During 2022, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) 59 thousand time-vested RSUs and 97 thousand PSUs, subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of these RSUs was approximately $7,200. As was approved by shareholders in 2019, the grant also includes the Minimum Holding requirement defined above;

(ii) 6.5 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) 2.7 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the grants to the Chairman and the members of the Board includes the BOD Minimum Holding requirement defined above.

During 2021, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) 80 thousand time-vested RSUs and 132 thousand PSUs, subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of these RSUs was approximately $6,000. In addition, the Company's CEO was awarded 31 thousand PSUs that would vest upon attainment of certain performance conditions and not before one year from the date of grant, with a compensation value of approximately $1,000. As was approved by shareholders in 2019, the grant also includes the Minimum Holding requirement defined above;

(ii) 10.3 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) 4.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the grants to the Chairman and the members of the Board includes the BOD Minimum Holding requirement defined above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (continued)

B. Equity Incentive Plans (continued)

(2) RSUs awards:

	2023		2022		2021
Details	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	1,712,996	$32.90	2,211,100	$24.11	2,223,043	$19.45
Granted	797,241	$37.64	612,881	$44.99	1,002,275	$29.91
Converted	(870,720)	$27.80	(1,068,219)	$21.99	(929,466)	$19.56
Forfeited	(53,957)	$32.49	(42,766)	$24.24	(84,752)	$20.28
Outstanding as of end of year (*)	1,585,560	$38.10	1,712,996	$32.90	2,211,100	$24.11

(*) Include 559,184, 595,757 and 776,313 PSUs as of December 31, 2023, 2022 and 2021, respectively. The performance goals of 557,416 PSUs outstanding as of December 31, 2023 were achieved or estimated to be achieved.

(3) Summary of Information about Employees’ Share Incentive Plans

Details for the year ended December 31	2023	2022	2021
The intrinsic value of converted RSUs	$26,976	$48,829	$27,807
The original fair value of converted RSUs	$24,206	$23,492	$18,183

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2023, 2022 and 2021 as follows:

Details	2023	2022	2021
Cost of goods	$8,332	$7,393	$7,003
Research and development, net	5,639	4,754	4,855
Marketing, general and administrative	13,960	12,068	13,286
Total stock-based compensation expense	$27,931	$24,215	$25,144

C.           Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand ordinary Tower shares. These shares are classified as treasury shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A. Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
USA	46%	49%	41%
Japan	17	16	22
Asia (other than Japan)	27	26	30
Europe	10	9	7
Total	100%	100%	100%

The basis of attributing revenues from external customers to a certain geographic area is based on the headquarters’ location of the customer issuing the purchase order.

B.  Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

As of December 31, 2023 and 2022:

Details	2023	2022
Israel	$254,868	$248,711
United States	250,560	257,759
Europe	371,583	147,493
Japan	278,918	308,295
	$1,155,929	$962,258

C. Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2023, one customer exceeded 10% of the net accounts receivable balance. As of December 31, 2022, no customer exceeded 10% of the net accounts receivable balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (continued)

D. Major Customers - as Percentage of Total Revenue

Years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Customer A	14%	14%	21%
Customer B	9	9	13
Other customers *	21	24	20

*
Represents aggregated revenue to three customers that accounted for between 3% and 9% of total revenue during 2023, to four customers that accounted for between 4% and 8% of total revenue during 2022, and to four customers that accounted for between 4% and 7% of total revenue during 2021.

NOTE 17:  FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Interest expense	$(4,444)	$(5,687)	$(7,312)
Interest income	39,987	13,596	5,368
Series G Debentures amortization, exchange rate and hedging transactions related results	(640)	(772)	(1,773)
Exchange rate and hedging transactions related results	(4,140)	(3,986)	(7,092)
Marketable securities fair value adjustments	2,944	(9,225)	-
Bank fees and others	(3,176)	(6,693)	(2,064)
	$30,531	$(12,767)	$(12,873)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 18:  RELATED PARTIES BALANCES AND TRANSACTIONS

 A. Balance

The nature of the relationship involved as of December 31, 2023 and 2022:

Details		2023	2022
Long-term investment	Equity investment in a limited partnership	$40	$57

B. Transactions

Description of the transactions for the years ended December 31, 2023, 2022 and 2021:

Details	Description of the transactions	2023	2022	2021
General and administrative expense	Directors’ fees and reimbursement to directors	$780	$696	$771

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX

A. Tower Statutory Income Rates

Pursuant to Amendment 73 to the Investment Law adopted in 2017 and since Tower is an Israeli industrial company located in Migdal Ha’emek, it meets the conditions for “Preferred Enterprises”. It is subject to an income tax rate of 7.5%. Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the regular Israeli corporate tax rate of 23%.

B.  Income Tax Expense, Net

The Company's provision for income tax is affected by income tax in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations, with the use of acceptable allocation methodologies based upon the Company’s organizational structure, operations and business mode of work, and results in applicable local taxable income attributable to those locations.

The Company’s income tax provision consists of the following for the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Current tax expense:
Foreign	$13,374	$13,167	$13,504
Deferred tax expense (benefit):
Local	62,748	21,550	2,518
Foreign	(10,810)	(9,215)	(14,998)
Income tax expense, net	$65,312	$25,502	$1,024

Details	2023	2022	2021
Profit before taxes:
Local	$588,453	$295,438	$166,273
Foreign	(3,611)	(3,465)	(11,174)
Total profit before taxes	$584,842	$291,973	$155,099

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX (continued)

C. Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of December 31, 2023 and 2022:

Details	2023	2022
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$9,889	$53,473
Employees compensation	7,853	7,670
Accruals and allowances	10,997	10,935
Research and development credit	24,677	21,340
Research and development - Section 174	19,582	11,748
Lease liabilities	12,199	14,642
Others	2,122	1,894
	87,319	121,702
Valuation allowance, see Note 19F below	(20,238)	(17,541)
Deferred tax assets	$67,081	$104,161
Deferred tax liabilities - long-term:
Depreciation and amortization	$(72,254)	$(81,929)
ROU - assets under operating leases	(1,609)	(2,027)
Others	(838)	77
Deferred tax liabilities	$(74,701)	$(83,879)

Presented in long term deferred tax assets	$1,810	$32,787
Presented in long term deferred tax liabilities	$(9,430)	$(12,505)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX (continued)

D. Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2023	$8,490
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2023	$9,217

Details	Unrecognized tax benefits
Balance as of January 1, 2022	$7,763
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2022	$8,490

Details	Unrecognized tax benefits
Balance as of January 1, 2021	$15,314
Additions for tax positions of current year	624
Reduction due to statute of limitations of prior years	(8,175)
Balance as of December 31, 2021	$7,763

E. Effective Income Tax

The reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2023, 2022 and 2021:

Details	2023	2022	2021
Tax expense computed at statutory rates, see (*) below	$134,514	$67,154	$35,673
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(89,487)	(46,012)	(24,683)
Change in valuation allowance, see Note 19F below	2,697	5,911	899
Permanent differences and other, net	17,588	(1,551)	(10,865)
Income tax expense	$65,312	$25,502	$1,024

(*) The tax expense was computed based on the regular Israeli corporate tax rate of 23%.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAX (continued)

F.  Net Operating Loss Carryforward

As of December 31, 2023, Tower had no operating loss carryforward for tax purposes.

As of December 31, 2023, Tower US Holdings had federal net operating loss carryforwards of approximately $44,000 of which approximately $34,000 does not expire and is subject to an annual taxable income limitation of 80%. The remaining federal tax loss carryforward of $10,000 will expire in 2028, unless previously utilized.

As of December 31, 2023, Tower US Holdings had California state net operating loss carryforward of approximately $9,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance thereby reducing the deferred tax asset balances of the federal and state net operating loss carryforward.

As of December 31, 2023, and 2022, TPSCo had no net operating loss carryforward.

G. Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2017 are deemed final. During 2023, the Israeli tax authority commenced a tax audit on Tower for the tax years 2018 to 2021. As of the date of the consolidated financial statements, the tax audit is still in process.

Tower US Holdings files a consolidated tax return, including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations for any of the years before 2020 and state and other U.S local income tax examinations for any of the years before 2019. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final income tax assessments through the year 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(dollars in thousands, except per share data)

NOTE 20:  SUBSEQUENT EVENTS

Japan Earthquake in 2024

On January 1, 2024, an earthquake hit Japan in a neighboring vicinity to the location of TPSCo’s facilities. While there was no impact or damage to the buildings and the facilities’ structure, there was tools’ damage and some percentage of work in progress and inventories scrapped at the facilities, as well as a temporary cessation of operations. The dedicated staff and response teams worked to ensure operational safety and stability, utilizing all available resources to minimize any potential disruptions to operations and customer service, and returned the facilities to operation after several weeks.

Re-organization of the Israeli Operations

During the first quarter of 2024, the Company decided to re-organize and re-structure its Israeli operations through integration of a portion of its 6” operations (150mm) into its 8” operations (200mm) in order to optimize its operations due to anticipated changes in market dynamics and customer demand. Re-organization related income or expenses will be recognized as incurred over the re-organization period.